Exhibit 99.1

Zhihu Inc. Reports Third Quarter 2021 Unaudited Financial Results

BEIJING, November 22, 2021 - Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH), the operator of Zhihu, a leading online content community in China, today announced its unaudited financial results for the quarter ended September 30, 2021.

Third Quarter 2021 Highlights

●	Average monthly active users (MAUs)[1] reached 101.2 million in the third quarter of 2021, representing a growth of 40.1% over the third quarter of 2020.

●	Average monthly paying members[2] reached 5.5 million in the third quarter of 2021, representing a growth of 109.9% over the third quarter of 2020.

●	Total revenues were RMB823.5 million (US$127.8 million) in the third quarter of 2021, representing a growth of 115.1% over the third quarter of 2020.

●	Gross profit was RMB424.8 million (US$65.9 million) in the third quarter of 2021, representing an increase of 93.0% over the third quarter of 2020.

“During the third quarter of 2021, we continued to deliver solid operating and financial results. As part of our campaign of upgrading content quality to a next level and to promote “fulfilling content,” we focused on optimizing the content creation and distribution mechanisms for purposes of promoting and enhancing content fulfillness and made remarkable progress in the quarter. By expanding content vertical coverage and promoting content timeliness, content consumption experience was further enhanced on our platform, which contributed to a more diversified user base, with average MAUs crossing the 100 million mark for the first time. The various tools and functions that we introduced in the quarter to our content creators continued to improve their creation experience and enhance their monetization potential. We will continue to focus on incentivizing and promoting high-quality content creation in various formats and strengthen and develop monetization approaches within our community, with an aim of cultivating a sustainable and long-term growth momentum of our business.” said Mr. Yuan Zhou, Chairman of the Board and Chief Executive Officer of Zhihu.

Mr. Wei Sun, Chief Financial Officer of Zhihu, added, “We continued to deliver strong results in the third quarter of 2021, driven by our unique content-centric business model. Average MAUs increased significantly on a year-over-year basis, coupled with our continued strengthening of value per user. Active content creation and vibrant user engagement, coupled with our continuously expanding user base constantly unleashes significant monetization potential. In the third quarter, content-commerce solutions revenue grew five times year over year. Despite the headwinds facing the general advertising industry during the period, our advertising revenue grew by 39%, reflecting solid commitment to our services and firm recognition of our content-centric marketing capability by our clients. In line with our long-term commitment to our users and content creators as well as our obsession with content, we continued to make investments that will support our long-term growth strategy, such as in the vocational training space.”

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Third Quarter 2021 Financial Results

Total revenues were RMB823.5 million (US$127.8 million) in the third quarter of 2021, representing an increase of 115.1% from RMB382.8 million in the same period of 2020. The increase was driven by our continued expansion of our user base and average revenue per active user.

Advertising revenue was RMB321.1 million (US$49.8 million) in the third quarter of 2021, representing an increase of 38.9% from RMB231.1 million in the same period of 2020. The year-over-year increase was primarily attributable to the continued expansion of our user base.

Paid membership revenue was RMB178.3 million (US$27.7 million) in the third quarter of 2021, representing an increase of 95.8% from RMB91.1 million in the same period of 2020. The year-over-year increase was primarily attributable to increases in our overall user base and paying ratio for the period.

Content-commerce solutions revenue was RMB278.4 million (US$43.2 million) in the third quarter of 2021, compared with RMB45.5 million in the third quarter of 2020. The strong year-over-year growth was primarily driven by the rapid increases in both our user base and average content-commerce solutions revenue per MAU, reflecting our continued commitment to our content-centric monetization strategy.

Other revenues were RMB45.7 million (US$7.1 million) in the third quarter of 2021, compared with RMB15.1 million in the same period of 2020. The year-over-year increase was primarily attributable to continued growth of our vocational training and professional course programs as well as our e-commerce services.

Cost of revenues increased to RMB398.6 million (US$61.9 million) in the third quarter of 2021 from RMB162.8 million in the same period of 2020. The increase was primarily due to an increase in execution costs for our advertising services and content-related costs. The rapid growth in user traffic in the quarter also resulted in increases in our cloud services and bandwidth costs.

Gross profit was RMB424.8 million (US$65.9 million) in the third quarter of 2021, compared with a gross profit of RMB220.1 million in the same period of 2020.

Gross margin in the third quarter of 2021 was 51.6%, compared to 57.5% in the same period of 2020.

Total operating expenses were RMB747.3 million (US$116.0 million) in the third quarter of 2021, compared with RMB349.9 million in the same period of 2020.

Selling and marketing expenses were RMB374.7 million (US$58.2 million) in the third quarter of 2021, compared with RMB219.6 million in the third quarter of 2020. The increase was primarily due to an increase in expenses in promotion and advertising activities to attract new users and strengthen our brand recognition.

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Research and development expenses were RMB184.7 million (US$28.7 million) in the third quarter of 2021, compared with RMB77.2 million in the same period of 2020. The increase was primarily due to our continued investment in technical infrastructure and research and development capability.

General and administrative expenses were RMB188.0 million (US$29.2 million) in the third quarter of 2021, compared with RMB53.0 million in the same period of 2020. The increase was primarily due to an increase in share-based compensation expenses.

Loss from operations was RMB322.5 million (US$50.0 million) in the third quarter of 2021, compared with RMB129.8 million in the same period of 2020.

Net loss was RMB269.8 million (US$41.9 million) in the third quarter of 2021, compared with RMB110.0 million in the same period of 2020.

Adjusted net loss (non-GAAP)[3] was RMB112.4 million (US$17.4 million) in the third quarter of 2021, compared with RMB79.2 million in the same period of 2020.

Basic and diluted net loss per ADS was RMB0.46 (US$0.07) in the third quarter of 2021, compared with RMB2.15 in the same period of 2020.

Cash and cash equivalents, term deposits, restricted cash and short-term investments

As of September 30, 2021, the Company had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB7.6 billion (US$1.2 billion), compared with RMB3.1 billion as of December 31, 2020.

Outlook

For the fourth quarter of 2021, the Company currently expects its total revenues to be between RMB1.01 billion and RMB1.03 billion. The above outlook is based on the current market condition and reflects the Company’s preliminary estimates, which are all subject to change.

[1] MAUs refers to the sum of the number of mobile devices that launch our mobile app at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[2] Average monthly paying members for a period is calculated by dividing the sum of monthly paying members for each month during the specified period by the number of months in such period.

[3] Adjusted net loss is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

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Conference Call

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on November 22, 2021 (9:00 p.m. Beijing/Hong Kong time on November 22, 2021).

Dial-in details for the earnings conference call are as follows:

United States:	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China:	800-963-976
Mainland China:	400-120-6115
Participant code:	3211613

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 29, 2021, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10161654

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH) is the operator of Zhihu, a leading online content community in China, dedicated to empowering people to share knowledge, experience, and insights, and to find their own answers. Zhihu fosters a vibrant online community where users contribute and engage while respecting diversity and valuing constructiveness by promoting a culture of sincerity, expertise, and respect developed through years of cultivation. Zhihu is China's largest Q&A-inspired online community and one of the top five Chinese comprehensive online content communities, both in terms of average mobile monthly average users and revenue in 2020. Zhihu is also recognized as the most trustworthy online content community and widely regarded as offering the highest quality content in China, according to a survey conducted by CIC. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses adjusted net loss, a non-GAAP financial measure, to supplement the review and assessment of its operating performance. The Company defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measure facilitates comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

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The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measure may not be comparable to similarly titled measure presented by other companies. The use of the non-GAAP measure has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measure, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.4434 to US$1.00, the exchange rate in effect as of September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

The Piacente Group, Inc.

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

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In the United States:

The Piacente Group, Inc.

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

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ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Advertising	231,141	248,272	321,072	49,830	524,112	783,074	121,531
Paid membership	91,056	154,872	178,307	27,673	216,099	459,751	71,352
Content-commerce solutions	45,530	207,431	278,415	43,209	59,328	606,691	94,157
Others	15,113	27,777	45,672	7,088	32,850	90,588	14,059
Total revenues	382,840	638,352	823,466	127,800	832,389	1,940,104	301,099
Cost of revenues	(162,773)	(261,798)	(398,617)	(61,864)	(407,678)	(866,031)	(134,406)
Gross profit	220,067	376,554	424,849	65,936	424,711	1,074,073	166,693

Selling and marketing expenses	(219,647)	(443,229)	(374,696)	(58,152)	(491,816)	(1,164,558)	(180,737)
Research and development expenses	(77,233)	(120,620)	(184,657)	(28,658)	(247,404)	(411,579)	(63,876)
General and administrative expenses	(52,985)	(163,243)	(187,972)	(29,173)	(183,865)	(513,411)	(79,680)
Total operating expenses	(349,865)	(727,092)	(747,325)	(115,983)	(923,085)	(2,089,548)	(324,293)

Loss from operations	(129,798)	(350,538)	(322,476)	(50,047)	(498,374)	(1,015,475)	(157,600)

Other income/(expenses):
Investment income	14,899	11,791	15,617	2,424	44,098	37,070	5,753
Interest income	3,336	8,251	9,850	1,529	20,616	21,428	3,326
Fair value change of financial instrument	(38,810)	10,610	11,136	1,728	(19,572)	21,746	3,375
Exchange gains	36,847	5,458	8,724	1,354	20,877	13,489	2,093
Others, net	3,826	(5,076)	7,640	1,186	5,457	8,573	1,331

Loss before income tax	(109,700)	(319,504)	(269,509)	(41,826)	(426,898)	(913,169)	(141,722)
Income tax expense	(341)	(1,580)	(303)	(47)	(595)	(2,420)	(376)
Net loss	(110,041)	(321,084)	(269,812)	(41,873)	(427,493)	(915,589)	(142,098)
Accretions of convertible redeemable preferred shares to redemption value	(172,906)	-	-	-	(510,951)	(170,585)	(26,474)
Net loss attributable to Zhihu Inc.’s shareholders	(282,947)	(321,084)	(269,812)	(41,873)	(938,444)	(1,086,174)	(168,572)

Net loss per share
Basic	(4.30)	(1.09)	(0.91)	(0.14)	(14.46)	(4.91)	(0.76)
Diluted	(4.30)	(1.09)	(0.91)	(0.14)	(14.46)	(4.91)	(0.76)

Net loss per ADS (Two ADSs represent one Class A ordinary share)
Basic	(2.15)	(0.55)	(0.46)	(0.07)	(7.23)	(2.46)	(0.38)
Diluted	(2.15)	(0.55)	(0.46)	(0.07)	(7.23)	(2.46)	(0.38)

Weighted average number of ordinary shares outstanding
Basic	65,790,538	293,735,095	295,179,795	295,179,795	64,893,102	221,050,126	221,050,126
Diluted	65,790,538	293,735,095	295,179,795	295,179,795	64,893,102	221,050,126	221,050,126

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ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	1,445	2,349	5,527	858	5,865	10,108	1,569
Selling and marketing expenses	3,183	4,614	12,111	1,879	13,929	21,528	3,341
Research and development expenses	(2,595)	2,709	21,764	3,378	10,668	32,081	4,979
General and administrative expenses	28,850	111,073	116,489	18,079	85,875	344,046	53,395

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ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2020	As of September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	957,820	1,467,251	227,714
Term deposits	1,092,921	2,821,149	437,835
Short-term investments	1,046,000	2,485,585	385,757
Restricted cash	-	648,540	100,652
Trade receivables	486,046	699,485	108,558
Amounts due from related parties	13,843	18,321	2,843
Prepayments and other current assets	123,536	184,606	28,650
Total current assets	3,720,166	8,324,937	1,292,009
Non-current assets:
Property and equipment, net	8,105	8,351	1,296
Intangible assets, net	23,478	59,130	9,177
Goodwill	-	50,833	7,889
Long-term investments	-	19,456	3,020
Term deposits	-	162,135	25,163
Right-of-use assets	3,241	98,334	15,261
Other non-current assets	6,451	12,458	1,933
Total non-current assets	41,275	410,697	63,739
Total assets	3,761,441	8,735,634	1,355,748
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accounts payables and accrued liabilities	501,848	807,657	125,346
Salary and welfare payables	231,847	303,342	47,078
Taxes payables	7,066	21,151	3,283
Contract liabilities	159,995	253,987	39,418
Amounts due to related parties	45,983	66,439	10,311
Short term lease liabilities	2,893	29,495	4,578
Other current liabilities	64,936	121,340	18,831
Total current liabilities	1,014,568	1,603,411	248,845
Non-current liabilities
Long term lease liabilities	-	62,232	9,658
Deferred tax liabilities	-	11,030	1,712
Other non-current liabilities	-	45,000	6,984
Total non-current liabilities	-	118,262	18,354
Total liabilities	1,014,568	1,721,673	267,199

Total mezzanine equity	7,891,348	-	-

Total Zhihu Inc.’s shareholders’ (deficit)/equity	(5,144,475)	7,010,564	1,088,022
Noncontrolling interests	-	3,397	527
Total shareholders’ (deficit)/equity	(5,144,475)	7,013,961	1,088,549

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,761,441	8,735,634	1,355,748

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ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(110,041)	(321,084)	(269,812)	(41,873)	(427,493)	(915,589)	(142,098)
Add:
Share-based compensation expenses	30,883	120,745	155,891	24,194	116,337	407,763	63,284
Amortization of intangible assets resulting from business acquisition	-	-	1,980	307	-	1,980	307
Tax effects on non-GAAP adjustments	-	-	(495)	(77)	-	(495)	(77)
Adjusted net loss	(79,158)	(200,339)	(112,436)	(17,449)	(311,156)	(506,341)	(78,584)

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